Exhibit 1

FOR IMMEDIATE RELEASE	13 June, 2018

AGM Trading Update

⬛	Reported revenue for first four months down 3.4% at £4.822 billion, currency headwinds of 6.1% resulting in constant currency revenue up 2.7% at $6.633 billion, like-for-like revenue up 1.4%
⬛	Reported revenue less pass-through costs[1] down 5.0% at £3.969 billion, currency headwinds of 6.1% resulting in constant currency up 1.1%, like-for-like revenue less pass-through costs up marginally
⬛	Constant currency net debt at 30 April 2018 up £66 million on same date in 2017, down significantly compared with the first quarter, with average net debt in first four months of 2018 up by £360 million over same period in 2017, similar to first quarter

The following Chairman’s statement will be referred to at the Company’s 46th Annual General Meeting held in London at noon today and is available on the Company’s website.

In the first four months of 2018, the Group’s like-for-like revenue less pass-through costs was up marginally, a slight improvement over the first quarter’s -0.1%, with Western Continental Europe, Latin America and Central & Eastern Europe up strongly in April, and Asia Pacific also improving compared with the first quarter. North America remains difficult, particularly in the Group’s advertising and data investment management businesses, but the Group’s media investment management and healthcare businesses were up strongly. Functionally all sectors except data investment management grew, with strong performance in the Group’s media investment management, public relations & public affairs, direct, digital & interactive, health & wellness and specialist communications businesses in April.

Regional review

North America, with year-to-date like-for-like revenue less pass-through costs down 2.4%, the same as the first quarter, continued to be the weakest performing region, with advertising, data investment management and parts of the Group’s brand consulting businesses weaker, partly offset by strong growth in the Group’s media investment management, health & wellness and specialist communications businesses.

The United Kingdom, with year-to-date like-for-like revenue less pass-through costs up 0.8%, was slightly weaker than the first quarter, with advertising & media investment management and brand consulting weaker in April, partly offset by strong growth in public relations & public affairs, direct, digital & interactive and the Group’s specialist communications businesses.

Western Continental Europe, with year-to-date like-for-like revenue less pass-through costs growth of 0.9%, was up significantly compared with the first quarter, with particularly strong growth in Germany, Denmark, Italy, Norway, Spain, Sweden and Turkey in April.

[1]

The Group has changed the description of ‘net sales’ to ‘revenue less pass-through costs’ based on the adoption of new accounting standards and recently issued regulatory guidance and observations. There has been no change in the way that this measure is calculated

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, with year-to-date like-for-like revenue less pass-through costs growth of 2.1%, was down slightly compared with the first quarter growth of 2.3%. All sub-regions, except Africa & the Middle East, grew in April, with strong growth in Latin America and Central & Eastern Europe across all of the Group’s major markets. In Asia Pacific, Greater China, Indonesia, Japan, Korea and Malaysia were up strongly in April with India and Singapore down slightly.

Operating profitability

As indicated in the first quarter trading update, our quarter one revised forecasts are in line with budget, with a slightly stronger second half, at the revenue less pass-through costs level and show flat like-for-like revenue less pass-through costs compared with last year, with the revenue less pass-through costs operating margin also flat.

For the remainder of 2018, the focus remains on improving revenue less pass-through costs growth and concentrating on meeting our operating margin objective, by managing absolute levels of costs and increasing our cost flexibility, in order to adjust our cost structure to significant market changes.

Balance sheet highlights

Average net debt in the first four months of this year was £4.885 billion, compared to £4.525 billion in 2017, at 2018 exchange rates. This represents an increase of £360 million, very similar to the first quarter increase of £354 million. Net debt at 30 April 2018 was £5.182 billion, compared to £5.116 billion in 2017 (at 2018 exchange rates), an increase of £66 million, a significant improvement compared with the £354 million higher net debt at the end of the first quarter of 2018.

For further information:

Mark Read	}
Andrew Scott	}
Paul Richardson	}	+44 20 7408 2204
Lisa Hau	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh		+852 2280 3790

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.